SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)

Under the Securities Exchange Act of 1934

Renren Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G75001 100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75001 100		13G

1	Name of Reporting Person: Joseph Chen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 270,258,970 ordinary shares(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 270,258,970 ordinary shares(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 270,258,970 ordinary shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11

Percent of Class Represented by Amount in Row 9
25.8% of the Class A ordinary shares(2)(or 22.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of Reporting Person IN

(1) Representing 270,258,970 Class B ordinary shares held by Joseph Chen that are convertible into the same number of Class A ordinary shares at any time at the option of Mr. Chen. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) Based on 778,621,568 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. G75001 100	13G

Item 1(a).	Name of Issuer: Renren Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 23/F, Jing An Center, 8 North Third Ring Road East, ChaoYang District, Beijing 100028, The People’s Republic of China

Item 2(a).	Name of Person Filing: Joseph Chen
Item 2(b).	Address of Principal Business Office or, if none, Residence: Joseph Chen 23/F, Jing An Center, 8 North Third Ring Road East, ChaoYang District, Beijing 100028, The People’s Republic of China
Item 2(c)	Citizenship: United States
Item 2(d).	Title of Class of Securities: Class A Ordinary Shares. Each Class B ordinary share held by the reporting person is convertible into one Class A ordinary share at the option of the holder at any time.
Item 2(e).	CUSIP Number: G75001 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. G75001 100	13G

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the reporting persons is provided as of December 31, 2011.  The table below is prepared based on 778,621,568 shares of Class A Ordinary Shares and 405,388,450 shares of Class B Ordinary Shares outstanding at December 31, 2011.

Reporting Person: Joseph Chen	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	270,258,970	(1)	270,258,970	(1)	270,258,970	(1)	—

(b) Percent of class:	25.8	%(1) (2)	66.7%		22.8	%(3)	55.9	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	270,258,970	(1)	270,258,970	(1)	270,258,970	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—

(iii) Sole power to dispose or to direct the disposition of	270,258,970	(1)	270,258,970	(1)	270,258,970	(1)	—

(iv) Shared power to dispose or to direct the disposition of	0		0		0		_

Notes:

(1) Represents 270,258,970 Class B ordinary shares held by the reporting person that are convertible into 270,258,970 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B Ordinary Shares (which are convertible into shares of Class A Ordinary Shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Ordinary Shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Ordinary Shares owned by such person. Consequently, all Class A Ordinary Shares amounts and percentages are inclusive of the Class B Ordinary Shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 270,258,970, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 778,621,568, being the numbers of the Company’s total Class A Ordinary Shares outstanding at December 31, 2011 and (ii) 270,258,970, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.

(3) To derive this percentage, (x) the numerator is 270,258,970, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 778,621,568, being the number of the company’s total Class A Ordinary Shares outstanding at December 31, 2011 and (ii) 405,388,450, being the number of the Company’s total Class B Ordinary Shares outstanding at December 31, 2011 that are convertible into the same number of Class A ordinary shares.

(4) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares on as-converted basis. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

	By:	/s/ Joseph Chen
Name: Joseph Chen

Signature page to Schedule 13G